INTERNATIONAL
Member of RZB Group

RECEIVED

2007 NOV 29 A 9:24

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

07028324

23rd November 2007

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

SUPPL

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 16th November 2007.

If you have any further questions please do not hesitate to contact me.

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Yours faithfully,

Alisdair Swanney
Investor Relations

Raiffeisen INTERNATIONAL
Member of RZB Group

IR-Release

Vienna, 23 November 2007

Merger of Raiffeisenbank and IMPEXBANK in Russia legally concluded

The formal entry in Russia's Commercial Register today marks the legal conclusion of the merger between ZAO Raiffeisenbank Austria and JSC IMPEXBANK culminating in the formation of the new legal entity, ZAO Raiffeisenbank. Effective immediately, the company will be marketed under the brand name Raiffeisenbank. All IMPEXBANK branch offices will be changed during the next two to three weeks to reflect Raiffeisenbank's corporate design.

"This merger is a decisive step towards continuing our successful track record in Russia. With the integrated IMPEXBANK I am confident that we will prolong our dynamic growth. Our Russian subsidiary is not only the largest in the group; this merger was also the largest in our group's history. The fact that the merger was completed in time is again proof that we deliver what we promise", commented Herbert Stepic, CEO of Raiffeisen International Bank-Holding AG and Chairman of the Supervisory Board of ZAO Raiffeisenbank. "The history of Raiffeisenbank in Russia is characterised by a series of highlights. However, the merger of the two banks is probably the most significant milestone since Raiffeisenbank started full banking operations in Russia in 1997. We are happy to launch a new bank which combines the best traditions of Raiffeisenbank with the extensive distribution network of IMPEXBANK", says Johann Jonach, CEO of ZAO Raiffeisenbank.

Largest foreign bank in Russia

Raiffeisen International acquired the retail banking specialist IMPEXBANK in January 2006 for a total of USD 563 million. The decisive factor underlying the purchase was the strong nationwide network of bank branch offices operated by IMPEXBANK. The acquisition has catapulted Raiffeisen International to become the largest foreign banking group in Russia. Based on figures as at September 30, 2007, the merged bank had a balance sheet total* of RUR 393.9 billion (EUR 11.4 billion). Total capital* amounted to RUR 48.9 billion (EUR 1.4 billion). According to data gathered by Interfax-CEA, the new Raiffeisenbank is Russia's 7th largest bank in terms of its balance sheet total. The bank is even more favourably positioned in the promising retail banking segment. It ranks 4th in private deposits and 6th for private lending. The new bank operates a nationwide network of approximately 250 branch offices, serving about 1.4 million customers. A far-reaching expansion programme designed to increase the number of branches will be implemented in 2008.

** All figures are unaudited and based on local financing reporting standards. These figures can vary to a considerable extent from figures according to IFRS.*

END